Exhibit 21.1
Subsidiaries of Armstrong Flooring, Inc.
December 31, 2021

The following is a list of subsidiaries of Armstrong Flooring, Inc., omitting certain subsidiaries, which, when not considered in the aggregate, but as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong Licensing LLC	Delaware

Non-U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong Flooring Pty Ltd	Australia
AFI Canada Ltd.	Canada
Armstrong (China) Investment Co., Ltd.	China
Armstrong Advanced Flooring (China) Co. Ltd	China
Armstrong Flooring Hong Kong Limited	Hong Kong